SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

SEC FILE NUMBER
8-39716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.01 (MM/DD/YY) AND ENDING 12.31.01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banyan Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 E Sir Francis Drake Boulevard, Suite 100
(No. and Street)

Larkspur	California	94939
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Neff — 415 461-0966 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

555 California Street, Suite 1700	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 29 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Bruce E. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banyan Securities, LLC

___, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

Notary Public

STACY L. SODERBORG
Commission # 1311140
Notary Public - California
Marin County
My Comm. Expires Jun 29, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Banyan Securities, LLC
December 31, 2001
with Report of Independent Auditors

Banyan Securities, LLC

Financial Statement

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

■ Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Members of
Banyan Securities, LLC

We have audited the accompanying statement of financial condition of Banyan Securities, LLC as of December 31, 2001. This financial statement is the responsibility of the management of the Company. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banyan Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

January 15, 2002

Banyan Securities, LLC

Statement of Financial Condition

December 31, 2001

Assets		
Cash equivalents	$	527,253
Receivable from clearing broker-dealer		422,953
Investments in securities owned, at fair value		108,121
Nonmarketable securities owned, at fair value		124,100
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $196,182		151,865
Other assets		68,479
Total assets	$	1,402,771
Liabilities and members' equity		
Payable to clearing broker/dealer	$	82,514
Securities sold, not yet purchased, at fair value		12,357
Commissions payable		310,118
Accrued expenses		247,782
Total liabilities		652,771
Members' equity		750,000
Total liabilities and members' equity	$	1,402,771

See accompanying notes to Statement of Financial Condition.

Banyan Securities, LLC

Notes to Statement of Financial Condition

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Banyan Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of California. The Company is a registered broker/dealer regulated by the National Association of Securities Dealers, Inc. ("NASD") engaging in the general securities industry with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade date basis. Investments in securities and securities sold, not yet purchased, consist of common stocks of United States companies and are valued at fair value, with unrealized gain or loss included in income. Securities not readily marketable are valued at fair value as determined by management.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method. The cost of furniture and equipment is depreciated over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the useful lives of the assets or the lease term, if shorter.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business to be cash equivalents.

Income Taxes

Limited liability companies ("LLC") are not taxable entities and are treated in the same manner as a partnership for federal and state tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

Limitations of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

2. Members' Equity

Contributions and withdrawals may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. Manager members have additional rights, powers and authority as part of their ownership interest in the Company.

Members plan to withdraw capital over the next six months reflecting partial distribution of the Company's profits. Such withdrawals will not affect the Company's compliance with SEC Rule 15c3-1.

3. Receivable from and Payable to Clearing Broker-Dealer

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker-dealer relates to the aforementioned proprietary transactions.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Furniture, Equipment and Leasehold Improvements

The Company's furniture, equipment and leasehold improvements by major categories are as follows:

Furniture and fixtures	$ 122,930
Office equipment	148,300
Leasehold improvements	76,817
	348,047
Less accumulated depreciation and amortization	(196,182)
Net furniture, equipment and leasehold improvements	$ 151,865

5. Execution Services

In the normal course of business, the Company provides its customers with execution services. The Company is generally compensated for such services as part of the commission charged to its customers.

6. Commitments and Contingencies

Clearing Broker Agreement

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the Uniform Net Capital Rule 15c3-1, of at least $100,000, an aggregate indebtedness ratio, also as defined, not exceeding 10 to 1 *(see Note 8)*, and a minimum deposit of cash or securities totaling $500,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement.

6. Commitments and Contingencies (continued)

Leases

The Company leases office space pursuant to a long-term lease agreement. A portion of the office space is subleased to other companies.

At December 31, 2001, the Company's future minimum lease commitments based upon the terms under noncancelable leases that have an initial or remaining term of one year or more were as follows:

2002	$ 582,654
2003	605,961
2004	152,961
	1,341,576
Less aggregate sublease income	(453,697)
	$ 887,879

7. Profit Sharing Plan

The Company has a profit sharing plan covering members and all employees who have at least 1,000 hours of service and are at least 21 years of age.

The plan is fully funded by current contributions. Contributions are discretionary and shall not exceed 15% of compensation of eligible participants. Participants are fully vested after three years of service.

8. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. At December 31, 2001, the Company had net capital of $389,338, which was $289,338 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.64 to 1.

9. Related Party Transactions

One of the managing members of the Company is the general partner of Touchstone Advisors, L.P., which is the general partner of Touchstone Investments, L.P. and Benedictine Partners, L.P. The Company subleased a portion of the office space to Touchstone Advisors, L.P. The Company also earned commission income from Touchstone Investments, L.P. and Benedictine Partners, L.P. during the year ended December 31, 2001.

10. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets including cash, securities owned and certain receivables are carried at fair value or contracted amounts that approximate fair value. Similarly, liabilities including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value.

11. Financial Instruments with Off-Balance Sheet Risk

The Company engages in short selling activities, wherein it borrows securities and sells them to third parties. Until the Company covers its short sales, it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold, not yet purchased, at prices that' may be significantly higher than the market value reflected in the statement of financial condition.